MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

October 19, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

Lauren Hamilton

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or “Registrant”)

Proposed Reorganization of Federated Liberty U.S. Government Money Market Trust (the “Acquired Fund”) into Federated Government Reserves Fund (the “Acquiring Fund”)

1933 Act File No. 333-207029

1940 Act File No. 811-5950

Dear Mr. Parachkevov and Ms. Hamilton:

The Registrant is filing this response to your additional comments provided on October 16, 2015 with respect to its correspondence filing submitted on October 15, 2015 regarding its Preliminary Registration Statement on Form N-14, submitted on September 18, 2015 and to its Pre-Effective Amendment No. 1 submitted on September 28, 2015.

COMMENT 1. With respect to the response on Comment 3. in your October 15, 2015 correspondence, please add disclosure to the second to last summary paragraph to clarify the statement that the Acquired Fund shareholders will be invested in a fund that the investment adviser believes would be better suited to meet investor demands in response to the implementation of the amendments to the requirements of Rule 2a-7.

RESPONSE: With respect to the statement about Rule 2a-7, the Registrant will add disclosure to explain that in anticipation of this reorganization, the investment adviser has recommended and the Board on behalf of the Acquiring Fund has approved certain policies in response to the implementation of the amendments to the requirements of Rule 2a-7 under the 1940 Act. Among other items, approving a non-fundamental investment policy necessary for the Registrant to qualify as a government money market fund and that similar policies have not been approved on behalf of the Acquired Fund.

COMMENT 2. With respect to the response on Comment 6. in your October 15, 2015 correspondence regarding the Acquiring Fund’s “Diversification (Fundamental)” limitation, please make revisions in the Acquiring Fund’s next annual update regarding the disclosure in the last sentence of the limitation with respect to its non-fundamental Rule 2a-7 policy. Specifically, consider removing “more rigorous” and adding disclosure that explains the Fund’s non-fundamental diversification policy consistent with the requirements of Rule 2a-7.

RESPONSE: The Registrant will take the comment under advisement for the next annual update of the Acquiring Fund.

COMMENT 3. In footnote three in the pro forma Fee Table, please revise the date to which the fee waiver termination date will be extended so that it is one year from the closing date of the reorganization, if approved by shareholders.

RESPONSE: The Registrant respectfully notes that Form N-1A requires the fee waiver to be in place for one year from the effective date of a registration statement. While noting this requirement differs from the comment, the Registrant will revise the proposed extended termination date in this instance to January 1, 2017 and will do so in this registration statement only.

COMMENT 4. In the pro forma Fee Table, please add the fiscal year ends of the funds.

RESPONSE: The Registrant will add the requested disclosure.

COMMENT 5. In the pro forma Fee Table, please add a footnote disclosing who will pay for the cost of the reorganization and provide the estimated cost.

RESPONSE: The Registrant respectfully notes that this disclosure (1) is not required to be included in the fee table under either Form N-14 or Form N-1A, (2) appears prominently in the FAQ Wrapper to the registration statement and in the section entitled “About the Proxy Solicitation and the Special Meeting” in the registration statement. While noting these points, in this instance, the Registrant will add the requested disclosure to the Fee Table in this registration statement only.

COMMENT 6.  In the pro forma financials, please indicate which specific portfolio securities are anticipated to be sold as a result of the reorganization.

RESPONSE: Historically, in pro forma financial statements, the Adviser has footnoted securities anticipated to be sold because of investment restrictions.  The Registrant confirms that currently it has not identified specific securities to be sold as a result of the reorganization. The Registrant additionally confirms that its registration statement on Form N-14 does not include pro forma financial statements.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager

Disclosure/Compliance

Federated Investors, Inc.